UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverside Forest Products Limited (Registrant)

Date October 7, 2004	By:	“Michael E. Moore”
(Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:   News Release dated October 5, 2004

EXHIBIT A

RIVERSIDE FOREST PRODUCTS ADOPTS LIMITED DURATION SHAREHOLDER RIGHTS PLAN

KELOWNA, October 5, 2004 — In response to a petition filed in the British Columbia Supreme Court by Tolko Industries late Friday afternoon, the Board of Directors of Riverside Forest Products Limited (TSX: RFP) announced today that it has approved the adoption, subject to regulatory approval, of a limited duration shareholder rights plan (the “Limited Duration Plan”).

The Limited Duration Plan was adopted as a precautionary measure, to protect shareholders’ interests if Tolko’s technical objection to Riverside’s existing shareholder rights plan prevails. The Limited Duration Plan will come into effect only if the existing rights plan is nullified by the Court, either at the hearing scheduled for later today or at some other time.

The purpose of the Limited Duration Plan is to give Riverside’s shareholders the benefits afforded by the existing rights plan, by encouraging the fair treatment of Riverside shareholders, providing them with time to consider the alternatives before them, and discouraging creeping take-overs.

The Limited Duration Plan will automatically terminate on the earlier of 180 days after the date of its adoption or the date on which an acquirer owns at least 50.1% of Riverside’s shares after taking up shares pursuant to a formal take-over bid for all of Riverside’s shares made in compliance with Canadian securities laws.

“Yesterday we announced a clearly superior alternative transaction that provides Riverside shareholders the opportunity to receive significant near-term value, plus an ongoing equity stake in what will be the world’s seventh-largest lumber company,” said Gordon W. Steele. “Tolko’s attempt to undo a shareholder rights plan overwhelmingly approved by Riverside’s shareholders in 2000 and reconfirmed in 2003 is designed to frustrate shareholders’ ability to accept the superior Interfor offer and to pave the way for a creeping take-over by Tolko. The Limited Duration Plan approved by our Board today ensures that all of Riverside’s shareholders will be treated equally and that they will have the final say on the outcome of this process.”

Pursuant to the Limited Duration Plan, rights are issued and attached to all Riverside common shares. A separate rights certificate will not be issued until such time as the rights become exercisable (which is referred to as the “Separation Time”). Subject to the right of the Board of Directors to defer the Separation Time, the rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which, when aggregated with its current holdings, total 20% or more of the outstanding Riverside shares (determined in the manner set out in the Rights Plan). The Board of Directors has deferred the Separation Time under the Limited Duration Plan and Riverside’s original rights plan until a date to be determined by the Board in the future.

Following an acquisition of shares otherwise prohibited by the Limited Duration Plan, each right held by a person other than the acquiring person and its affiliates, associates and joint actors would, upon exercise, entitle the holder to purchase Riverside shares at approximately a 45% discount to their then-current market price.

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Media Contact:	Longview Communications
	Josh Pekarsky	David Ryan
	(604) 694-6030	(604) 694-6031

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904